FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on December 25, 2011, Regarding the Company's Decision to Grant Directors' Compensation to Controlling Persons Pursuant to the Israeli Companies Regulations (Relief from Related Party Transactions), 2000 (henceforth: the "Relief Regulations")

Elron Electronic Industries Ltd. (the "Company") hereby announces, that pursuant to Regulation 37A(5) of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970:

1.
In light of Amendment No. 16 to the Israeli Companies Law, 1999, the Company's Audit Committee and Board of Directors approved on December 22, 2011 and December 25, 2011, respectively, to continue to grant compensation to those of the Company's directors who are controlling shareholders and/or affiliates thereof, or to those of the Company's directors whose compensation for holding office is paid to a controlling shareholder of the Company, who at the resolution date hold office and who may hold office from time to time ("Controlling Directors"), in the amount of NIS 73,200 per year, and NIS 2,820 per meeting.Compensation for resolutions adopted without convening and for resolutions adopted by means of communication will be paid in the maximum amounts set forth in the Israeli Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 2000 (the "Compensation Regulations"). In addition, such directors will be entitled to reimbursement of expenses as set forth in Regulation 6 of the Compensation Regulations. These amounts will be linked to the Israeli Consumer Price Index in accordance with Regulation 8 of the Compensation Regulations beginning April 1, 2008. For sake of convenience, as of the date of this report, the compensation per year amounts to NIS 82,820 and the compensationper meeting amounts to NIS 3,191. VAT will be added to these amounts in accordance with law.

2.
The resolution shall be in effect for a three-year period commencing on October 24, 2011 (the date of the first general meeting convened after Amendment No. 16 to the Israeli Companies Law, 1999, came into effect).

3.
The proposed compensation does not exceed the minimum amount paid to any other director of the Company, and does not exceed the maximum amount permitted to be paid an external director in accordance with Regulations 4, 5 and 7 of the Compensation Regulations. Therefore, pursuant to Regulation 1B(3) of the Relief Regulations, the approval of such compensation does not require the approval of the Company's general meeting.

In accordance with Regulation 1C of the Relief Regulations, the Relief will not apply if one or more shareholders holding at least 1% of the Company's issued share capital or voting rights notifies the Company of his/her objection to such relief being granted, as long as the objection is provided in writing no later than fourteen days subsequent to the date of this report, in which case the above-described engagement will require the approval of the general meeting.

4.
The compensation to be paid the Controlling Directors is equivalent to the compensation paid them prior to the proposed resolution to continue granting such compensation. In addition, the compensation does not exceed that paid to the other directors serving at the Company.

5.
The Company shall not grant directors compensation to directors who are paid employees of the Company or of a company under its control, or who are entitled to separate compensation from the Company or from a company under its control, for holding office at such company, as long as they continue to be paid employees or continue to be entitled to separate compensation.

Summary of the Audit Committee's and Board of Director's Reasons for Approving the Resolution

1.
The directors compensation to be paid to directors for holding office who are controlling shareholders of the Company and/or affiliates thereof and/or whose compensation is paid to a controlling shareholder of the Company does not exceed the minimum amount paid to any other director of the Company, and does not exceed the maximum amount permitted to be paid to an external director in accordance with the Compensation Regulations.

2.	The compensation reflects the appropriate compensation considering thetype and scope of the Company's business, and considering that the Company is a public and a reporting company.

3.	Accordingly, the compensation is reasonable, fair, and is in accordance with that which is acceptable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 27, 2011